SEC 06050502 MISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
|---|
| 8- 45648 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 4/1/2004 AND ENDING 3/31/2005
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goodmorning Shinhan Securities USA Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas, Suite 702
(No. and Street)

New York NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jessica Kim 212-397-4000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue New York NY 10154
(Address) (City) (State) (Zip Code)

PROCESSED
FEB 01 2007
THOMSON FINANCIAL

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
MAY 18 2005
U.S. SECURITIES AND EXCHANGE COMMISSION
NORTHEAST REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Manki Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goodmorning Shinhan Securities USA Inc., as of March 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO & president

Title

Notary Public 4-18-05

SYLVIA BOSWELL
Notary Public, State of New York
No. 01BO4516864
Qualified in Kings County
Certificate Filed in New York County
Commission Expires Sept. 30, 20 06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154

## Independent Auditors' Report

The Board of Directors
Good Morning Shinhan Securities USA Inc.:

We have audited the accompanying statement of financial condition of Good Morning Shinhan Securities USA Inc. (the Company, a wholly owned subsidiary of Good Morning Shinhan Securities Co., Ltd.) as of March 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Good Morning Shinhan Securities USA Inc. as of March 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

April 22, 2005

**GOOD MORNING SHINHAN SECURITIES USA INC.**
(A Wholly Owned Subsidiary of
Good Morning Shinhan Securities Co., Ltd.)

Statement of Financial Condition

March 31, 2005

**Assets**

| | | |
|---|---|---|
| Cash | $ | 851,284 |
| Short-term investments (note 3) | | 3,080,120 |
| Receivables from brokers and dealers (note 2) | | 1,047,891 |
| Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $241,569 | | 111,724 |
| Other assets (note 4) | | 177,076 |
| Total assets | $ | 5,268,095 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Bonus payable | $ | 534,583 |
| Accrued expenses and other liabilities | | 263,254 |
| Total liabilities | | 797,837 |
| Commitments (note 6) | | |
| Stockholder's equity: | | |
| Common stock, $0.01 par value. Authorized, issued, and outstanding 15,000 shares | | 150 |
| Additional paid-in capital | | 4,199,850 |
| Retained earnings | | 270,258 |
| Total stockholder's equity | | 4,470,258 |
| Total liabilities and stockholder's equity | $ | 5,268,095 |

See accompanying notes to financial statements.

**GOOD MORNING SHINHAN SECURITIES USA INC.**
(A Wholly Owned Subsidiary of
Good Morning Shinhan Securities Co., Ltd.)

Statement of Income

Year ended March 31, 2005

| | | |
|---|---|---|
| Revenues: | | |
| Commissions (note 2) | $ | 2,946,868 |
| Service fee | | 35,007 |
| Interest | | 55,220 |
| Other | | 24,662 |
| | | 3,061,757 |
| Expenses: | | |
| Employee compensation and benefits | | 1,873,844 |
| Communications and data processing (note 6) | | 189,520 |
| Occupancy and equipment rental (note 6) | | 315,088 |
| Other operating expenses (note 6) | | 381,823 |
| | | 2,760,275 |
| Income before income tax expense | | 301,482 |
| Income tax expense (note 4) | | 130,524 |
| Net income | $ | 170,958 |

See accompanying notes to financial statements.

GOOD MORNING SHINHAN SECURITIES USA INC.
(A Wholly Owned Subsidiary of
Good Morning Shinhan Securities Co., Ltd.)

Statement of Changes in Stockholder's Equity

Year ended March 31, 2005

| | | Common stock | Additional paid-in capital | Retained earnings | Total stockholder's equity |
|---|---|---|---|---|---|
| Balance at March 31, 2004 | $ | 150 | 4,199,850 | 99,300 | 4,299,300 |
| Net income | | — | — | 170,958 | 170,958 |
| Balance at March 31, 2005 | $ | 150 | 4,199,850 | 270,258 | 4,470,258 |

See accompanying notes to financial statements.

**GOOD MORNING SHINHAN SECURITIES USA INC.**
(A Wholly Owned Subsidiary of
Good Morning Shinhan Securities Co., Ltd.)

Statement of Cash Flows

Year ended March 31, 2005

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 170,958 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation and amortization | 23,452 |
| Deferred tax expense | 7,501 |
| Loss on disposal of fixed assets | 759 |
| Deferred rent expense | 3,556 |
| Increase in short-term investments | (3,080,120) |
| Decrease in receivables from brokers and dealers | 234,557 |
| Decrease in securities owned | 412,400 |
| Decrease in prepaid taxes | 342,785 |
| Increase in other assets | (18,035) |
| Decrease in bonus payable | (230,324) |
| Increase in accrued expenses and other liabilities | 81,068 |
| Total adjustments | (2,222,401) |
| Net cash used in operating activities | (2,051,443) |
| Cash at beginning of year | 2,902,727 |
| Cash at end of year | $ 851,284 |

See accompanying notes to financial statements.

## (1) Organization and Summary of Significant Accounting Policies

Good Morning Shinhan Securities USA Inc. (the Company) was incorporated on February 1, 1993 under the laws of the State of New York to conduct a securities business in the United States. The Company, a wholly owned subsidiary of Good Morning Shinhan Securities Co., Ltd. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (NASD).

The Company changed its business name to Good Morning Shinhan Securities USA Inc. from Good Morning Securities USA Inc. on August 29, 2002.

The Company engages primarily in broker and dealer transactions of Korean securities and the underwriting of Korean debt and equity securities. Its principal customers are institutions in the U.S. investing in emerging markets. As shown in the accompanying statement of income, the major source of income is commission income from its brokerage services.

The Company has a clearing agreement with its Parent whereby the Parent clears Korean securities transactions for the Company and the Company's customers and carries such accounts on a fully disclosed basis as the Parent's customers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

### *(a) Financial instruments*

The carrying amounts of short-term investments and accrued expenses and other liabilities approximate their fair value due to the short maturities of those instruments.

### *(b) Depreciation and Amortization*

Furniture, office equipment, and leasehold improvements are stated at cost. Depreciation of furniture and office equipment is provided on a straight-line basis over the estimated useful lives of the respective assets, ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms of their related leases.

### *(c) Commissions*

Commissions are recorded on a trade-date basis.

### *(d) Service Fees*

Service fees are recognized as earned based on the terms of the contract.



(Continued)

*(e) Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

*(f) Use of Estimates in the Preparation of the Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**(2) Related Party Transactions**

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. A summary of transactions and balances with the Parent as of and for the year ended March 31, 2005 is as follows:

| | | |
|---|---|---|
| Commission income | $ | 2,892,020 |
| Commission receivable | | 1,047,891 |

Commissions receivable from Parent are included in receivables from brokers and dealers in the accompanying statement of financial condition.

**(3) Short-Term Investments**

At March 31, 2005, the short-term investments consist of $1,065,036 of time deposit that matures February 16, 2006 at an interest rate of 3.37% per annum, and $2,015,084 of investment in a money market fund that can be withdrawn at any time.

## (4) Income Taxes

A summary of the income tax expense for the year ended March 31, 2005 is as follows:

| | | |
|---|---|---|
| Current: | | |
| Federal | $ | 118,646 |
| State and local | | 4,377 |
| | | 123,023 |
| Deferred | | 7,501 |
| | $ | 130,524 |

Income tax expense for the year ended March 31, 2005 differs from the "expected" income tax expenses (computed by applying the U.S. Federal corporate income tax rate of 34% to income before income taxes) mainly due to state and local income taxes, net of Federal income tax expense, adjustments of prior year overaccruals, and permanent differences.

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at March 31, 2005 are presented below:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ | 77,344 |
| Deferred rent | | 27,946 |
| Capital loss carryover | | 9,753 |
| Furniture, equipment, and leasehold improvements, principally due to differences in depreciation | | 10,681 |
| Total gross deferred tax assets | | 125,724 |
| Less valuation allowance | | — |
| Net deferred tax assets | $ | 125,724 |

The net change in the total valuation allowance for the year ended March 31, 2005 was nil. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and no valuation allowance was provided at March 31, 2005. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net deferred tax assets are included in other assets in the accompanying statement of financial condition.

## (5) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under such rule, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1. At March 31, 2005, the Company had a minimum net capital requirement of $100,000, whereas it had net capital of $2,028,229. The Company's percentage of aggregate indebtedness to net capital was 39.34%.

## (6) Commitments

As of March 31, 2005, the Company was obligated under several noncancelable operating leases mainly for its office space, vehicle, information and office equipment, which expire through March 31, 2013. The office lease contains a rent escalation clause for increases in base property taxes and wage rate, and provisions for payments for maintenance and certain other operating costs.

The future minimum lease payments under the noncancelable operating leases as of March 31, 2005 are as follows:

| | | |
|---|---|---|
| Year ending March 31: | | |
| 2006 | $ | 324,000 |
| 2007 | | 262,000 |
| 2008 | | 251,000 |
| 2009 | | 265,000 |
| 2010 | | 260,000 |
| Thereafter | | 763,000 |
| | $ | 2,125,000 |

The total rental expense for the year ended March 31, 2005 under such operating leases was approximately $362,000, which consists of $239,000 of office equipment rent expense, $112,000 of information equipment rent expense and $11,000 of vehicle rent, and they were recorded in occupancy and equipment rental, communication and data processing, and other operating expense account in the accompanying statement of income, respectively.

## (7) Off-Balance-Sheet Risk

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

**Schedule 1**

**GOOD MORNING SHINHAN SECURITIES USA INC.**
(A Wholly Owned Subsidiary of
Good Morning Shinhan Securities Co., Ltd.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

March 31, 2005

| | | |
|---|---|---|
| **Computation of net capital:** | | |
| Total ownership equity | $ | 4,470,258 |
| Deductions and/or charges: | | |
| Total nonallowable assets: | | |
| Time deposit with an affiliated bank | | 1,065,036 |
| Receivables from brokers and dealers | | 1,047,891 |
| Furniture, equipment, and leasehold improvements | | 111,724 |
| Other assets | | 177,076 |
| | | 2,401,727 |
| Haircuts on money market fund | | 40,302 |
| Net capital | $ | 2,028,229 |
| **Computation of basic net capital requirement:** | | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ | 53,189 |
| Minimum dollar net capital requirement | | 100,000 |
| Excess net capital | | 1,928,229 |
| Excess net capital at 1,000% | | 1,948,445 |
| **Computation of aggregate indebtedness:** | | |
| Total aggregate indebtedness | $ | 797,837 |
| Percentage of aggregate indebtedness to net capital | | 39.34% |

Note: The above computation does not differ materially from the computation of net capital as of March 31, 2005, previously filed on April 22, 2005 by the Company on Form X-17A-5.

Schedule 2

**GOOD MORNING SHINHAN SECURITIES USA INC.**
(A Wholly Owned Subsidiary of
Good Morning Shinhan Securities Co., Ltd.)

Computation for Determination of Reserve Requirements
for Brokers and Dealers Pursuant to Rule 15c3-3

March 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the rule.

KPMG LLP
345 Park Avenue
New York, NY 10154

## Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5

The Board of Directors
Good Morning Shinhan Securities USA Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Good Morning Shinhan Securities USA Inc. (the Company, a wholly owned subsidiary of Good Morning Shinhan Securities Co., Ltd.) for the year ended March 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

April 22, 2005